

07007153

EDSTATES
.XCHANGE COMMISSION
Washington, D.C. 20549

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SEC MAIL
RECEIVED
PROCESSING
AUG 2 8 2007
SECTION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68175 27480

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING July 1, 2006 (MM/DD/YY) AND ENDING June 30, 2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Smith, Moore & Company

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7777 Bonhomme Avenue, Suite 2400
(No. and Street)

Clayton (City) Missouri (State) 63105 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Stewart J. Deutsch, Jr. (314) 727-5225
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Hauk, Fasani, Ramsey, Kruse and Company, P.C.
(Name – *if individual, state last, first, middle name*)

104 West Adams Avenue (Address) St. Louis (City) Missouri (State) 63122 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
SEP 1 2 2007
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, STEWART JAMES DEUTSCH, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Smith, Moore & Company, as of June 30, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



DONNA FREDERICK
Notary Public - Notary Seal
State of Missouri
Commissioned for St. Louis County
My Commission Expires: April 26, 2011
Commission Number: 07422874

Notary Public

Signature

CEO

Title

This report ** contains (check all applicable boxes):

- XX (a) Facing Page.
- XX (b) Statement of Financial Condition.
- XX (c) Statement of Income (Loss).
- XX (d) Statement of Cash Flows.
- XX (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- XX (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- XX (g) Computation of Net Capital.
- XX (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- XX (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- XX (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- XX (o) Independent Auditors' Report on Internal Accounting Control Required by SEC Rule 17a-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


SEC MAIL PROCESSING
RECEIVED
AUG 2 8 2007
WASH. DC
190
SECTION

SMITH, MOORE & CO.

(An S Corporation)

FINANCIAL STATEMENTS
WITH ACCOMPANYING INFORMATION

YEAR ENDED JUNE 30, 2007

AND

REPORT OF CERTIFIED PUBLIC ACCOUNTANTS

SMITH, MOORE & CO

FINANCIAL STATEMENTS
WITH ACCOMPANYING INFORMATION

Year ended June 30, 2007

TABLE OF CONTENTS

Hauk, Fasani, Ramsey, Kruse & Company, P.C.
A PROFESSIONAL CORPORATION
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors
Smith, Moore & Co.
St. Louis, Missouri

We have audited the statement of financial condition of Smith, Moore & Co. (an S corporation) as of June 30, 2007, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Smith, Moore & Co. as of June 30, 2007, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Hauk, Fasani, Ramsey, Kruse & Company, P.C.

HAUK, FASANI, RAMSEY, KRUSE & COMPANY, P.C.
Certified Public Accountants

August 24, 2007

104 WEST ADAMS AVENUE • ST. LOUIS, MISSOURI 63122 • PHONE 314-909-0059 • FAX 314-909-1981

SMITH, MOORE & CO.

STATEMENT OF FINANCIAL CONDITION

June 30, 2007

ASSETS

Cash	$	60,958
Cash and securities segregated under federal and other regulations		23,885
Receivable from brokers-dealers and clearing organizations		1,499,153
Receivable from customers		8,903,033
Receivable from officers		11,660
Securities owned, at market value:		
U.S. and Canadian government obligations		154
State and municipal government obligations		1,519,727
Stocks		424,950
Securities owned, not readily marketable, at estimated fair value		36,453
Other assets		710,208
Total assets	$	13,190,181

LIABILITIES AND STOCKHOLDERS' EQUITY

Notes payable, bank	$	900,000
Payable to broker-dealers and clearing organizations		1,912,215
Payable to customers		6,353,532
Payable to officers		331,181
Accounts payable, accrued liabilities and expenses		791,776
Total liabilities		10,288,704
Stockholders' equity:		
Common stock, par value $1 per share; authorized 100,000 shares, issued 20,700 shares of which 8,275 shares are held as treasury stock		20,700
Additional paid-in capital		1,275,746
Retained earnings		2,778,408
		4,074,854
Less: Treasury stock, at cost		1,173,377
Total stockholders' equity		2,901,477
Total liabilities and stockholders' equity	$	13,190,181

The accompanying notes are an integral part of these financial statements

SMITH, MOORE & CO.

STATEMENT OF INCOME

Year ended June 30, 2007

Revenues:	
Commissions	$ 3,815,462
Principal transactions	1,008,090
Investment banking	4,613
Sales of investment company shares	838,710
Interest and dividends	747,351
Solicitation fees	764,574
Other revenues	623,667
Total revenues	7,802,467
Expenses:	
Employee compensation and benefits	4,340,399
Brokerage and clearing fees	449,004
Communications	317,155
Occupancy and equipment	784,072
Interest	284,513
Other operating expenses	323,914
Total expenses	6,499,057
Net Income	$ 1,303,410

The accompanying notes are an integral part of these financial statements

SMITH, MOORE & CO.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

Year ended June 30, 2007

	Common Stock		Paid-in	Retained	Treasury	
	No. of Shares	Amount	Capital	Earnings	Stock	Total
Balance, June 30, 2006	20,700	$ 20,700	$ 1,247,833	$ 2,314,998	$(1,145,464)	$ 2,438,067
Net gain on treasury stock transactions			27,913		(27,913)	-
Distributions				(840,000)		(840,000)
Net Income				1,303,410		1,303,410
Balance, June 30, 2007	20,700	$ 20,700	$ 1,275,746	$ 2,778,408	$(1,173,377)	$ 2,901,477

The accompanying notes are an integral part of these financial statements

SMITH, MOORE & CO.

STATEMENT OF CASH FLOWS

Year ended June 30, 2007

Cash flows from operating activities:	
Net income	$ 1,303,410
Adjustments to reconcile net income to net cash used by operating activities:	
Depreciation and amortization	28,278
<Increase> decrease in operating assets:	
Cash and securities segregated under federal and other regulations	(18,520)
Brokers-dealers and clearing organizations, net	698,988
Receivable from customers, net	667,319
Receivable from officers, net	357,645
Securities owned, net	(558,010)
Other assets	(197,525)
<Decrease> increase in operating liabilities:	
Accounts payable, accrued liabilities/expenses	681,672
Net cash used by operating activities	2,963,257
Cash flows from investing activities:	
Purchases of property and equipment	(13,912)
Cash flows from financing activities:	
Payments of bank loans, net	(2,075,000)
Distributions to stockholders	(840,000)
Net cash provided by financing activities	(2,915,000)
Net increase in cash	34,345
Cash at beginning of year	26,613
Cash at end of year	$ 60,958

Supplemental cash flows disclosure:
Operating activities include interest payments of $284,513

The accompanying notes are an integral part of these financial statements

SMITH, MOORE & CO.

NOTES TO FINANCIAL STATEMENTS

1. SUMMARY OF ACCOUNTING POLICIES

DESCRIPTION OF BUSINESS - Smith, Moore & Co. is a registered securities broker/dealer under the Securities Exchange Act of 1934 and a member of the National Association of Securities Dealers (NASD). The Company executes principal and agency securities transactions, provides investment banking services and offers correspondent clearing and execution services for another firm. Most of the Company's clients are individuals residing in the St. Louis, Missouri and Jefferson City, Missouri metropolitan areas.

SECURITIES TRANSACTIONS – Commissions, principal transactions and related clearing expenses are recorded on a trade date basis.

SECURITIES OWNED - Securities owned and securities sold not yet purchased, are valued at current market prices. Any unrealized gain or losses are reflected in revenues as principal transactions gains and losses.

EQUIPMENT AND FURNITURE – Equipment, furniture and leasehold improvements (included in other assets) with a net book value of $108,743 are carried at cost. Depreciation is computed on a straight-line basis. When assets are retired, or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts, and any resulting gain or loss is reflected in income for the period. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease. The cost of maintenance and repairs is charged to income as incurred, whereas significant renewals and improvements are capitalized.

SECURITIES HELD FOR CUSTOMERS - Values of securities held for customers are not recorded in the financial statements.

USE OF ESTIMATES - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

SMITH, MOORE & CO.

NOTES TO FINANCIAL STATEMENTS

2. CASH AND SECURITIES SEGREGATED UNDER FEDERAL AND OTHER REGULATIONS

Cash of $23,885 is segregated in a special reserve bank account for the benefit of customers under Rule 15c3-3 of the Securities and Exchange Commission.

3. RECEIVABLE FROM AND PAYABLE TO BROKER-DEALERS AND CLEARING ORGANIZATIONS

Receivables from broker/dealers and clearing organizations include amounts arising from normal cash and margin transactions. Margin receivables are collateralized by securities owned by brokerage clients. Such collateral is not reflected in the accompanying financial statements.

Amounts receivable from and payable to broker-dealers and clearing organizations at June 30, 2007, consist of the following:

	Receivable	Payable
Securities failed-to-deliver/receive	$ 367,253	$ 1,912,215
Deposits for securities borrowed	1,131,900	
	$ 1,499,153	$ 1,912,215

4. RECEIVABLE FROM AND PAYABLE TO CUSTOMERS OR OFFICERS

Accounts receivable from and payable to customers or officers include amounts due on cash and margin transactions. Securities owned by customers are held as collateral for receivables. Such collateral is not reflected in the financial statements. Substantially all amounts payable to customers are subject to withdrawal upon customer request.

SMITH, MOORE & CO.

NOTES TO FINANCIAL STATEMENTS

5. EQUIPMENT AND FURNITURE

Equipment, furniture and leasehold improvements consist of the following at June 30, 2007:

		Estimated Life
Computers and office equipment	$ 91,004	5 to 7 yrs.
Furniture and fixtures	77,208	5 to 7 yrs.
Leasehold improvements	4,495	5 yrs.
	172,707	
Less: Accumulated depreciation and amortization	63,964	
	$108,743	

Depreciation and amortization, using the straight-line method, charged to occupancy and equipment expense, was $28,278 during the fiscal year ended June 30, 2007.

6. NOTES PAYABLE, BANK

The Company has five credit arrangements with U.S. Bank, N.A.. One agreement is secured by customer owned securities, two agreements are secured by securities owned by specific customers, one agreement is secured by officers' securities and one agreement is secured by Company owned securities. Each credit agreement requires interest at the bank's federal funds rate plus 1.00 percent. The notes are due on demand or, if no demand is made, then on September 30, 2007. The maximum loan commitment in aggregate with U.S. Bank, N.A. is $50,000,000.

The loans outstanding at June 30, 2007 with the approximate market value of securities held as collateral were:

	Outstanding Amount	Value of Collateral
Customer owned securities	$ 400,000	$ 5,337,223
Company owned securities	500,000	774,369
	$ 900,000	

SMITH, MOORE & CO.

NOTES TO FINANCIAL STATEMENTS

7. COMMITMENTS AND CONTINGENT LIABILITIES

The Company leases office space at two locations under lease agreements classified as operating leases that expire in August 2009 and May 2010. The Company also has two operating lease agreements on copy machines that expire in January 2009.

Minimum future rental payments as of June 30, 2007 for future years and in the aggregate are:

Year ended June 30,	Amount
2008	$ 266,809
2009	266,898
2010	56,529
2011	696
2012	0
Total minimum future rental payments	$ 590,932

Rental expense for the items above was $258,374 for fiscal year 2007.

In addition, the Company is provided securities information services under various contracts. Payments of $36,728 were charged to operating expense in fiscal year 2007. The commitments are similar for the fiscal year 2008.

The Company has a contract for computer services extending for six years that began June 14, 2006. Payments under the contract are based on the volume of the Company's business with a minimum charge of $10,000 per month.

8. RETIREMENT PLAN

The Company has a Savings Incentive Match Plan for Employees (SIMPLE) plan for eligible employees. The Company makes a matching contribution up to three percent of an employee's compensation. During the fiscal year ended June 30, 2007, Company contributions to the plan charged to operations were $106,968.

9. INCOME TAXES

The Company files its corporate income tax returns using a December 31 year end. The Company has elected to be treated as a Subchapter S corporation for federal and Missouri state income tax purposes. As a result, net taxable federal and Missouri income is reported and taxed on the returns of the individual stockholders. Included in other operating expenses are corporate franchise taxes for Missouri.

10. CONCENTRATIONS OF CREDIT RISK

The Company maintains several checking accounts with local banks. The banks provide $100,000 of deposit insurance through the Federal Depositors Insurance Corporation. Amounts in excess of insured limits at June 30, 2007 were $487,302. The amount subject to the Federal Depositors Insurance Corporation does not include outstanding checks at June 30, 2007. The amount represents the bank balance at June 30, 2007.

11. FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

In the normal course of business, the Company's customer activities involve the execution, settlement and financing of various customer securities transactions requiring the services of counterparties that are primarily broker-dealers, banks, and other financial institutions. In the event the customer or other counterparties do not fulfill their contractual obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss, the Company may be exposed to off-balance sheet risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument.

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company extends credit to its customers, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customers' accounts. The Company's exposure to off-balance sheet risk associated with the nonperformance of these customers in fulfilling their contractual obligations pursuant to securities transactions is identical for unsettled or settled transactions and can be directly impacted by volatile trading markets which may impair the customers' ability to satisfy their obligations to the Company.

Generally, customer margin account balances are secured by marketable securities controlled by the Company. The Company's policy is to monitor required margin levels daily and, pursuant to such guidelines, require the customer to deposit additional collateral or to reduce positions when necessary. Also, it is the Company's policy to review, as necessary, the credit standing of each counterparty and customer with whom the company does business.

Securities sold but not yet purchased represent obligations of the Company to deliver specified securities at contracted prices. Settlement of such obligations may be at amounts greater than those recorded in the balance sheet.

SMITH, MOORE & CO.

NOTES TO FINANCIAL STATEMENTS

11. NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain minimum net capital, as defined under such provisions. The rule provides that aggregate indebtedness, as defined, may not exceed 1,500 percent (15 to 1) of net capital, as defined. The rule also provides that equity capital may not be withdrawn if the resulting relationship of aggregate indebtness to net capital would exceed 1,000 percent (10 to 1). At June 30, 2007 the Company's aggregate indebtedness was $9,079,360 and net capital was $2,215,939 for a percentage of aggregate indebtedness to net capital of 410 percent. The Company's net capital in excess of the minimum required was $1,610,649. The percentage of aggregate indebtedness to net capital may fluctuate on a daily basis.

Hauk, Fasani, Ramsey, Kruse & Company, P.C.
A PROFESSIONAL CORPORATION
CERTIFIED PUBLIC ACCOUNTANTS

ACCOUNTANTS' REPORT ON INFORMATION ACCOMPANYING THE BASIC FINANCIAL STATEMENTS

Our audit of the basic financial statements presented in the preceding section of this report was made for the purpose of forming an opinion on such financial statements taken as a whole. The accompanying information shown on pages 13 through 20 is presented for additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the audit procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Hauk, Fasani, Ramsey, Kruse, + Company, P.C.

HAUK, FASANI, RAMSEY, KRUSE & COMPANY, P.C.
Certified Public Accountants

August 24, 2007

104 WEST ADAMS AVENUE • ST. LOUIS, MISSOURI 63122 • PHONE 314-909-0059 • FAX 314-909-1981

COMPUTATION OF NET CAPITAL (PURSUANT TO RULE 15c3-1)

COMPUTATION OF NET CAPITAL

1.	Total ownership equity from Statement of Financial Condition			2,901,477 [3480]
2.	Deduct ownership equity not allowable for Net Capital			[3490]
3.	Total ownership equity qualified for Net Capital			2,901,477 [3500]
4.	Add:			
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital			0 [3520]
	B. Other (deductions) or allowable credits (List)			
		[3525A]	[3525B]	
		[3525C]	[3525D]	
		[3525E]	[3525F]	0 [3525]
5.	Total capital and allowable subordinated liabilities			2,901,477 [3530]
6.	Deductions and/or charges:			
	A. Total non-allowable assets from Statement of Financial Condition (Note B and C)		526,418 [3540]	
	1. Additional charges for customers' and non-customers' security accounts		[3550]	
	2. Additional charges for customers' and non-customers' commodity accounts		[3560]	
	B. Aged fail-to-deliver		[3570]	
	1. Number of items	[3450]		
	C. Aged short security differences-less			
	reserve of	[3460]	[3580]	
	number of items	[3470]		
	D. Secured demand note deficiency		[3590]	
	E. Commodity futures contracts and spot commodities proprietary capital charges		[3600]	
	F. Other deductions and/or charges		3,633 [3610]	
	G. Deductions for accounts carried under Rule 15c3-1(a)(6), and (a)(7) and (c)(2)(x).		[3615]	
				-530,051

No material differences exist between the computation above and the one filed by Smith, Moore & Co. on FOCUS Report Part II as of June 30, 2007.

COMPUTATION OF NET CAPITAL (PURSUANT TO RULE 15c3-1) (continued)

H. Total deductions and/or charges			[3620]
7. Other additions and/or credits (List)			
	[3630A]	[3630B]	
	[3630C]	[3630D]	
	[3630E]	[3630F]	0 [3630]
8. Net capital before haircuts on securities positions			2,371,426 [3640]
9. Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):			
A. Contractual securities commitments		[3660]	
B. Subordinated securities borrowings		[3670]	
C. Trading and investment securities:			
1. Bankers' acceptances, certificates of deposit and commerical paper		[3680]	
2. U.S. and Canadian government obligations		7 [3690]	
3. State and municipal government obligations		89,064 [3700]	
4. Corporate obligations		[3710]	
5. Stocks and warrants		66,416 [3720]	
6. Options		[3730]	
7. Arbitrage		[3732]	
8. Other securities		[3734]	
D. Undue Concentration		[3650]	
E. Other (List)			
	[3736A]	[3736B]	
	[3736C]	[3736D]	
	[3736E]	[3736F]	
		0 [3736]	-155,487 [3740]
10. Net Capital			2,215,939 [3750]

No material differences exist between the computation above and the one filed by Smith, Moore & Co. on FOCUS Report Part II as of June 30, 2007.

COMPUTATION OF NET CAPITAL (PURSUANT TO RULE 15c3-1) (continued)

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6-2/3% of line 19)	605,290 [3756]
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note(A)	250,000 [3758]
13. Net capital requirement (greater of line 11 or 12)	605,290 [3760]
14. Excess net capital (line 10 less 13)	1,610,649 [3770]
15. Excess net capital at 1000% (line 10 less 10% of line 19)	1,308,003 [3780]

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition			9,079,360 [3790]
17. Add:			
A. Drafts for immediate credit		[3800]	
B. Market value of securities borrowed for which no equivalent value is paid or credited		[3810]	
C. Other unrecorded amounts (List)			
	[3820A]	[3820B]	
	[3820C]	[3820D]	
	[3820E]	[3820F]	
		0 [3820]	0 [3830]
18. Deduct Adjustment based upon deposits in Special Reserve Bank Accounts (15c3-1(c)(1)(vii))			[3838]
19. Total aggregate indebtedness			9,079,360 [3840]
20. Percentage of aggregate indebtedness to net capital (line 19 / line 10)			% 410 [3850]
21. Percentage of aggregate indebtedness to net capital after anticipated capital withdrawals (line 19 / line 10 less Item 4880)			% 410 [3853]

OTHER RATIOS

Part C

29. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)	% 0 [3860]
30. Options deductions/Net Capital ratio (1000% test) total deductions exclusive of liquidating equity under Rule 15c3-1(a)(6), (a)(7) and (c)(2)(x) - Net Capital	% [3852]

No material differences exist between the computation above and the one filed by Smith, Moore & Co. on FOCUS Report Part II as of June 30, 2007.

SMITH, MOORE & CO.

COMPUTATION OF DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c-3-3

COMPUTATION FOR RESERVE REQUIREMENTS FOR BROKER DEALERS UNDER RULE 15C3-3

CREDIT BALANCES

1.	Free credit balances and other credit balances in customers' security accounts (see Note A, Exhibit A, Rule 15c3-3)		6,359,245 [4340]	
2.	Monies borrowed collateralized by securities carried for the accounts of customers (see Note B)		400,000 [4350]	
3.	Monies payable against customers' securities loaned (see Note C)		[4360]	
4.	Customers' securities failed to receive (see Note D)		492,658 [4370]	
5.	Credit balances in firm accounts which are attributable to principal sales to customers		2,057 [4380]	
6.	Market value of stock dividends, stock splits and similar distributions receivable outstanding over 30 calendar days		67,108 [4390]	
7.	**Market value of short security count differences over 30 calendar days old		[4400]	
8.	**Market value of short securities and credits (not to be offset by longs or by debits) in all suspense accounts over 30 calendar days		[4410]	
9.	Market value of securities which are in transfer in excess of 40 calendar days and have not been confirmed to be in transfer by the agent or the issuer during the 40 days		[4420]	
10.	Other (List)			
		OPTION COLLATERAL [4425A]	509,474 [4425B]	
		[4425C]	[4425D]	
		[4425E]	[4425F]	
			509,474 [4425]	
11.	TOTAL CREDITS			7,830,542 [4430]

DEBIT BALANCES

12.	**Debit balances in customers' cash and margin accounts excluding unsecured accounts and accounts doubtful of collection net of deductions pursuant to Note E, Exhibit A, Rule 15c3-3	7,379,149 [4440]	
13.	Securities borrowed to effectuate short sales by customers and securities borrowed to make delivery on customers' securities failed to deliver	757,000 [4450]	
14.	Failed to deliver of customers' securities not older than 30 calendar days	47,059 [4460]	
15.	Margin required and on deposit with the Options Clearing Corporation for all option contracts written or purchased in customer accounts (See Note F)	509,474 [4465]	

No material differences exist between the computation above and the one filed by Smith, Moore & Co. on FOCUS Report Part II as of June 30, 2007.

COMPUTATION OF DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c-3-3 (continued)

16. Other (List)			
	[4469A]	[4469B]	
	[4469C]	[4469D]	
	[4469E]	[4469F]	
		0 [4469]	
17. **Aggregate debit items			8,692,682 [4470]
18. **less 3% (for alternative method only - see Rule 15c3-1(f)(5)(i))			[4471]
19. **TOTAL 15c3-3 DEBITS			8,692,682 [4472]
RESERVE COMPUTATION			
20. Excess of total debits over total credits (line 19 less line 11)			862,140 [4480]
21. Excess of total credits over total debits (line 11 less line 19)			[4490]
22. If computation permitted on a monthly basis, enter 105% of excess of total credits over total debits			[4500]
23. Amount held on deposit in "Reserve Bank Account(s)", including value of qualified securities, at end of reporting period			23,885 [4510]
24. Amount on deposit (or withdrawal) including			[4520]
value of qualified securities		[4515]	
25. New amount in Reserve Bank Account(s) after adding deposit or subtracting withdrawal including			23,885 [4530]
value of qualified securities		[4525]	
26. Date of deposit (MM/DD/YYYY)			[4540]

FREQUENCY OF COMPUTATION

Daily ○ [4332] Weekly ◉ [4333] Monthly ○ [4334] N/A ○

** In the event the Net Capital Requirement is computed under the alternative method, this "Reserve Formula" shall be prepared in accordance with the requirements of paragraph (f) of Rule 15c3-1.

No material differences exist between the computation above and the one filed by Smith, Moore & Co. on FOCUS Report Part II as of June 30, 2007.

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

INFORMATION FOR POSSSESSION OR CONTROL REQUIREMENTS UNDER 15C3-3

State the market valuation and the number of items of:

1. Customers' fully paid securities and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date) but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3. Notes A and B — [4586]

   A. **Number of items** — [4587]

2. Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3. Notes B, C and D — [4588]

   A. **Number of items** — [4589]

3. The system and procedures utilized in complying with the requirement to maintain physical possession or control of customers' fully paid and excess margin securities have been tested and are functioning in a manner adequate to fulfill the requirements of Rule 15c3-3 — Yes (selected) [4584] No [4585]

No material differences exist between the computation above and the one filed by Smith, Moore & Co. on FOCUS Report Part II as of June 30, 2007.

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

To the Board of Directors
Smith Moore & Co.
St. Louis, Missouri

In planning and performing our audit of the financial statements of Smith, Moore & Co. for the year ended June 30, 2007, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Smith, Moore & Co. that we considered relevant to the objectives stated in Rule 17a-5(g), (1) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a) (11) and the reserve required by Rule 15c3-3(e); (2) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13; (3) in complying with the requirements for the prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (4) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal accounting control structure or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2007 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Hauk, Fasani, Ramsey, Kruse & Company, P.C.

HAUK, FASANI, RAMSEY, KRUSE & COMPANY, P.C.
Certified Public Accountants

August 24, 2007

END